FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Deutsche Alt-A Securities, Inc.
Exact Name of Registrant as Specified in Charter

0001199474
Registrant CIK Number

Form 8-K, November 24, 2003, Series 2003-4XS
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-100676
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 24, 2003

DEUTSCHE ALT-A SECURITIES, INC.

By:________________________
Name: Steve Katz
Title:

By:________________________
Name: Eric Londa
Title:

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	**Description**	**Format**
99.1	Preliminary Collateral Term Sheet	P*

* The Preliminary Structural and Collateral Term Sheet has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Deutsche Alt-A Securities, Inc.

$[224,180,000] *(Approximate)*

Mortgage Loan Trust
Series 2003-4XS

Deutsche Alt-A Securities, Inc.
(Depositor)

First National Bank of Nevada
Homestar Mortgage Services, LLC
GreenPoint Mortgage Funding, Inc.
(Originators)

Deutsche Bank

November 12, 2003

The analysis in this report is based on information provided by Deutsche Alt-A Securities, Inc. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final *Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the* date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED November 12, 2003

Deutsche Alt-A Securities, Inc.
Mortgage Loan Trust, Series 2003-4XS
$[224,180,000] *(Approximate)*

Subject to a variance

Structure Overview(1)

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings Moody's / S&P
A-1	76,860,000	Fixed	0.90	12/03 – 07/05	0	30/360	10/33	Aaa / AAA
A-2	23,823,000	Fixed	2.00	07/05 – 03/06	24	30/360	10/33	Aaa / AAA
A-3	40,193,000	Fixed	3.00	03/06 – 10/07	24	30/360	10/33	Aaa / AAA
A-4	30,380,000	Fixed	5.00	10/07 – 06/10	24	30/360	10/33	Aaa / AAA
A-5	19,966,000	Fixed	7.98	06/10 – 01/12	24	30/360	10/33	Aaa / AAA
A-6	22,497,000	Fixed	6.35	12/06 – 01/12	24	30/360	10/33	Aaa / AAA
A-IO	28,121,000(2)	PAC IO	0.74(3)	N/A	24	30/360	11/05	Aaa / AAA
M-1	4,275,000	Fixed	5.44	12/06 – 01/12	24	30/360	10/33	Aa2 / AA
M-2	4,499,000	Fixed	5.44	12/06 – 01/12	24	30/360	10/33	A2 / A
M-3	1,687,000	Fixed	5.44	12/06 – 01/12	24	30/360	10/33	Baa2 / BBB
	$224,180,000							

(1) to 10% Optional Termination
(2) Notional Amount
(3) Modified Duration

Pricing Speed	[120]% PPC (where 100% PPC is 6.00% CPR growing to 20.00% CPR over 12 months)

Transaction Overview

Offered Certificates:

- The Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6 and Class A-IO Certificates (together, the "Senior Certificates" or "Class A Certificates"), the Class M-1, Class M-2 and Class M-3 Certificates (together, the "Class M Certificates" or the "Mezzanine Certificates"). The Senior Certificates along with the Mezzanine Certificates are referred to herein as the "Offered Certificates." The pass-through rate on the Class A-IO Certificates will be equal to 4.50% for the first 10 months, 3.50% for the next 14 months and 0.00% thereafter. The pass-through rate on the Class A Certificates (other than the Class A-IO Certificates) and the Mezzanine Certificates will be equal to a fixed rate, subject to the Net WAC Pass-Through Rate

Transaction Overview (Cont.)

Collateral:	As of the Cut-off Date, the mortgage loans will consist of approximately [1,249] fixed-rate, first lien, closed-end, mortgage loans (the "Mortgage Loans"). The aggregate outstanding principal balance of all of the Mortgage Loans is approximately [$224,967,757] as of the Cut-off Date.
Class A Certificates:	Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6 and Class A-IO Certificates
Class M Certificates:	Class M-1, Class M-2 and Class M-3 Certificates
Depositor:	Deutsche Alt-A Securities, Inc. ("DBALT")
Originator:	First National Bank of Nevada ("FNBN") originated approximately [67.40%] of the aggregate principal balance of the Mortgage Loans. Homestar Mortgage Services, LLC originated approximately [17.07%] of the aggregate principal balance of the Mortgage Loans. GreenPoint Mortgage Funding, Inc. ("GPT") originated approximately [15.52%] of the aggregate principal balance of the Mortgage Loans.
Master Servicer:	Wells Fargo Bank Minnesota, National Association
Servicers:	GMAC Mortgage Corporation ("GMACM") will service approximately [84.48%] of the aggregate principal balance of the Mortgage Loans. GPT will service approximately [15.52%] of the aggregate principal balance of the Mortgage Loans.
Trustee:	HSBC Bank USA ("HSBC")
Custodian:	Wells Fargo Bank Minnesota, National Association
Credit Risk Manager:	The Murrayhill Company
Underwriter:	Deutsche Bank Securities Inc.
Cut-off Date:	November 1, 2003.
Expected Pricing:	Week of November [10], 2003
Expected Closing Date:	On or about November [25], 2003
Record Date:	The Record Date for the Certificates (other than the Class A-1 Certificates) will be the last business day of the month preceding the related Distribution Date. The Record Date for the Class A-1 Certificates will be the business day preceding the related Distribution Date.
Distribution Date:	25th day of each month (or the next business day if such day is not a business day) commencing in December 2003.

Transaction Overview (Cont.)

Determination Date: The Determination Date with respect to any Distribution Date is the [10th] day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.

Due Period: The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.

Prepayment Period: The Prepayment Period with respect to any Distribution Date is the calendar month immediately preceding the month in which the Distribution Date occurs.

Interest Accrual Period: Interest on the Offered Certificates (other than the Class A-1 Certificates) will accrue during the calendar month preceding the related Distribution Date. The accrual period for the Class A-1 Certificates will be (a) as to the Distribution Date in December 2003, the period commencing on the Closing Date and ending on the day preceding the Distribution Date in December 2003, and (b) as to any Distribution Date after the Distribution Date in December 2003, the period commencing on the Distribution Date in the month immediately preceding the month in which that Distribution Date occurs and ending on the day preceding that Distribution Date. Interest will be calculated on a 30/360 basis.

Interest Distribution Amount: For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the certificate principal balance or Notional Amount, as applicable, of that class immediately prior to such Distribution Date at the applicable pass-through rate for such class, and reduced (to an amount not less than zero), in the case of each such class, by the allocable share, if any, for such class of Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicers and shortfalls resulting from the application of the Soldiers' and Sailors' Civil Relief Act of 1940.

Interest Carry Forward Amount: The Interest Carry Forward Amount with respect to any class of Offered Certificates and any Distribution Date is equal to the amount, if any, by which the Interest Distribution Amount for that class of certificates for the immediately preceding Distribution Date exceeded the actual amount distributed on such class of certificates in respect of interest on the immediately preceding Distribution Date, together with any Interest Carry Forward Amount with respect to such class of certificates remaining unpaid from the previous Distribution Date, plus interest accrued thereon at the related pass-through rate for the most recently ended Interest Accrual Period, to the extent permitted by applicable law

Senior Interest Distribution Amount: For the Class A Certificates on any Distribution Date, an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.

Administration Fee Rate: With respect to each Mortgage Loan, the Administration Fee Rate is equal to the sum of (i) the rate at which the fee payable to the Master Servicer is calculated, (ii) the rate at which the fee payable to the Servicers is calculated and (iii) the rate at which the fee payable to the Credit Risk Manager is calculated. The Administration Fee Rate is equal to approximately [0.275%] as of the Cut-off Date.

Transaction Overview (Cont.)

Compensating Interest:	The Servicers will be required to cover Prepayment Interest Shortfalls in full up to the Servicing Fee payable to the related Servicer for such period, without reimbursement therefor. The Master Servicer will be required to cover Prepayment Interest Shortfalls in an amount equal to the lesser of (i) the aggregate amounts the Servicers were required to pay in connection with principal prepayments on the mortgage loans for the related distribution date, and not so paid by the Servicers and (ii) the Master Servicer's compensation for such Distribution Date, without reimbursement therefor.
Prepayment interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Realized Losses:	Any loss on a Mortgage Loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.
Net Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.
Mortgage Insurance Policies:	All Mortgage Loans with an original loan-to-value value ratio over 80% are covered by mortgage insurance policies.
Optional Termination:	If the total outstanding balance of all the Mortgage Loans on any Distribution Date is less than 10% of the total outstanding principal balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer may repurchase the Mortgage Loans remaining in the trust, but is not required to do so. If the Master Servicer elects to repurchase the Mortgage Loans, the outstanding class principal balance of each class of certificates will be paid in full, together with accrued interest.
Monthly Servicer Advances:	The Servicers will collect monthly payments of principal and interest on the Mortgage Loans and will be obligated to make advances of delinquent monthly principal and interest payments, only to the extent such amounts are deemed recoverable. If any Servicer fails to make any such required advance, the Master Servicer will be required to do so subject to its determination of recoverability. Each of the Servicers and the Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Transaction Overview (Cont.)

Credit Enhancement:

- Excess Interest
- Overcollateralization ("OC")
- Subordination

Allocation of Losses:

- Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date in the following order of priority:
  1. To Net Monthly Excess Cashflow;
  2. To the Overcollateralization Amount, until reduced to zero;
  3. To the Class M-3 Certificates, until reduced to zero;
  4. To the Class M-2 Certificates, until reduced to zero and
  5. To the Class M-1 Certificates, until reduced to zero.
- There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.
- Once Realized Losses have been allocated to the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest, such allocated amounts will not be reinstated thereafter and no amounts will be distributed with respect to those written down amounts (even if Net Monthly Excess Cashflow and/or the Overcollateralization Amount are greater than zero on any subsequent Distribution Date).

Required Overcollateralization Amount:

- Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the certificate principal balance of the Offered Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Offered Certificates. The Required Overcollateralization Amount for the Offered Certificates, which will be fully established at issuance, is anticipated to be approximately 0.35% of the Cut-off Date principal balance of the Mortgage Loans. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollateralization Amount, Net Monthly Excess Cashflow, if available, will be applied first to pay principal on the Class A Certificates, other than the Class A-IO Certificates, then to pay principal on the Mezzanine Certificates until the Overcollateralization Amount equals the Required Overcollateralization Amount.

Required Overcollateralization Percentage:

- For any Distribution Date, a percentage equal to (a) the Required Overcollateralization Amount divided by (b) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period).

Transaction Overview (Cont.)

Overcollateralization Increase Amount:

- An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Overcollateralization Reduction Amount:

- An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all distributions of principal required to be made on the Distribution Date.

Notional Amount:

- The notional amount of the Class A-IO Certificates will be as follows: the lesser of (a) from and including the 1st through the 6th Distribution Date $[28,121,000]; from and including the 7th through the 12th Distribution Date $[22,496,800]; from and including the 13th through the 15th Distribution Date $[16,872,600]; from and including the 16th through the 21st Distribution Date $[11,248,390]; from and including the 22nd through the 23rd Distribution Date $[8,998,710]; on the 24th Distribution Date $[4,499,360]; and thereafter $0 and (b) the then aggregate principal balance of the Mortgage Loans (prior to giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

Stepdown Date:

- Is the earlier of (i) the first Distribution Date on which the certificate principal balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in December 2006 and (y) the first Distribution Date on which the Credit Enhancement Percentage (the "Credit Enhancement Percentage" or "CE%")(calculated for this purpose only after taking into account the receipt of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the certificates) is greater than or equal to approximately 10.00%

Credit Enhancement Percentage:

- The Credit Enhancement Percentage for any class of Offered Certificates and any Distribution Date is the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the class or classes of Offered Certificates subordinate thereto and (ii) the Overcollateralization Amount by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Class	(Moody's / S&P)	Initial CE %
A	Aaa / AAA	5.00%
M-1	Aa2 /AA	3.10%
M-2	A2 / A	1.10%
M-3	Baa2 / BBB	0.35%

Net Monthly Excess Cashflow:

- For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (x) the Senior Interest Distribution Amount for such Distribution Date payable to the holders of the Class A Certificates, (y) the Interest Distribution Amount for such Distribution Date payable to the holders of the Mezzanine Certificates and (z) the amount of principal required to be distributed to the holders of the Offered Certificates on such Distribution Date.

Transaction Overview (Cont.)

Net WAC Pass-Through Rate: (A) for the December 2003 Distribution Date through the November 2005 Distribution Date, a per annum rate equal to (1) the weighted average of the Net Mortgage Rates of the Mortgage Loans as of the first day of the month preceding the month in which such Distribution Date occurs minus (2) the pass-through rate for the Class A-IO Certificates for such Distribution Date multiplied by a fraction, the numerator of which is (x) the Notional Amount of the Class A-IO Certificates immediately prior to such Distribution Date, and the denominator of which is (y) the aggregate principal balance of the mortgage loans as of the first day of the month in which such Distribution Date occurs and (B) for each Distribution Date thereafter, the weighted average of the Net Mortgage Rates of the Mortgage Loans as of the first day of the month preceding the month in which such Distribution Date occurs.

Net WAC Rate Carryover Amount: If on any Distribution Date the pass-through rate for the Class A Certificates, other than the Class A-IO Certificates, and the Mezzanine Certificates is limited to the Net WAC Pass-Through Rate, the "Net WAC Rate Carryover Amount" will be equal to the sum of (i) the excess of (a) the amount of interest such Class A Certificates or Class M Certificates would have been entitled to receive on such Distribution Date if the Net WAC Pass-Through Rate would not have been applicable to such certificates over (b) the amount of interest accrued on such classes at the applicable Net WAC Pass-Through Rate plus (ii) the related Net WAC Rate Carryover Amount from the prior Distribution Date not previously distributed together with interest thereon at the pass-through rate for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of available funds.

Available Distribution Amount: For any Distribution Date, net of the fees payable to the Master Servicer, the Servicers, and the Credit Risk Manager, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period); (iii) all Monthly Servicer Advances with respect to the Mortgage Loans received for the Distribution Date and (iv) all Compensating Interest paid by the Servicers and the Master Servicer in respect of Prepayment Interest Shortfalls for the related Due Period.

Class A-6 Lockout Distribution Amount: For any Distribution Date, the Class A-6 Lockout Distribution Percentage for the Distribution Date multiplied by the product of, (A) a fraction, the numerator of which is the certificate principal balance of the Class A-6 Certificates and the denominator of which is the aggregate certificate principal balance of all the Class A Certificates (other than the Class A-IO Certificates and in each case immediately prior to such Distribution Date) and (B) the Senior Principal Distribution Amount for such Distribution Date.

Transaction Overview (Cont.)

Class A-6 Lockout Distribution Percentage:

- The Class A-6 Lockout Distribution Percentage is assigned as follows:

Distribution Date Occurring in	Percentage
December 2003 to November 2006	0%
December 2006 to November 2008	45%
December 2008 to November 2009	80%
December 2009 to November 2010	100%
December 2010 and thereafter	300%

Senior Principal Distribution Amount:

- With respect to any Distribution Date, prior to the Stepdown Date, or on or after the Stepdown Date if a Trigger Event is in effect, the principal collected on the Mortgage Loans during the related Due Period plus the Overcollateralization Increase Amount, if any, or minus the Overcollateralization Reduction Amount, if any.
- With respect to any Distribution Date, on or after the Stepdown Date, if no Trigger Event is in effect, an amount equal to the excess (if any) of (x) the certificate principal balance of the Class A Certificates (other than the Class A-IO Certificates) immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the product of (i) aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (ii) the sum of (A) approximately 9.30% and (B) the Required Overcollateralization Percentage.
- The Senior Principal Distribution Amount will generally be distributed to the holders of the Class A Certificates in the following order of priority:

1. To the Class A-6 Certificates, the Class A-6 Lockout Distribution Amount for that Distribution Date, until the certificate principal balance thereof is reduced to zero;
2. To the Class A-1, A-2, A-3, A-4, A-5 and A-6 Certificates, sequentially, until the certificate principal balance thereof is reduced to zero.

Transaction Overview (Cont.)

Class M Principal Distribution Amount:

- On and after the Stepdown Date (if no Trigger Event exists), the Mezzanine Certificates will be entitled to payments of principal in the following amounts and order of priority:

1. To the Class M-1 Certificates, for any applicable Distribution Date, an amount (the "Class M-1 Principal Distribution Amount") equal to the lesser of (i) the remaining principal distribution amount for that Distribution Date after distribution of the Senior Principal Distribution Amount and (ii) the excess (if any) of (x) the certificate principal balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the certificate principal balance of the Class A Certificates (other than the Class A-IO Certificates and after taking into account the payment of the Senior Principal Distribution Amount for such Distribution Date) and (2) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 5.50% and (B) the Required Overcollateralization Percentage.
2. To the Class M-2 Certificates, for any applicable Distribution Date, an amount (the "Class M-2 Principal Distribution Amount") equal to the lesser of (i) the remaining principal distribution amount for that Distribution Date after distribution of the Senior Principal Distribution Amount and the Class M-1 Principal Distribution Amount and, (ii) the excess (if any) of (x) the certificate principal balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the certificate principal balance of the Class A Certificates (other than the Class A-IO Certificates and after taking into account the payment of the Senior Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Distribution Date) and (3) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 1.50% and (B) the Required Overcollateralization Percentage.
3. To the Class M-3 Certificates, for any applicable Distribution Date, an amount (the "Class M-3 Principal Distribution Amount") equal to the lesser of (i) the remaining principal distribution amount for that Distribution Date after distribution of the Senior Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and, (ii) the excess (if any) of (x) the certificate principal balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the certificate principal balance of the Class A Certificates (other than the Class A-IO Certificates and after taking into account the payment of the Senior Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Distribution Date), (3) the certificate principal balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Distribution Date) and (4) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the Required Overcollateralization Percentage.

Transaction Overview (Cont.)

Class M Principal Distribution Amount (continued)

- Prior to the Stepdown Date or if a Trigger Event is in effect, principal payments will be paid first to the Class A Certificates (other than the Class A-IO Certificates) in the manner and order of priority described under "Senior Principal Distribution Amount" and then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the certificate principal balance of each such class has been reduced to zero.

Coupon Step-up:

- On the Distribution Date following the first possible optional termination date, the pass-through rates on the Class A-5, Class A-6, Class M-1, Class M-2 and Class M-3 Certificates will increase by [0.50%] per annum, subject to the Net WAC Pass-Through Rate.

Trigger Event:

- If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test:

- The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [60%] of the Credit Enhancement Percentage of the Class A Certificates on such Distribution Date.

Cumulative Loss Test:

- The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
December 2006 to November 2007	0.90%
December 2007 to November 2008	1.15%
December 2008 to November 2009	1.45%
December 2009 to November 2010	1.65%
December 2010 and thereafter	1.85%

Transaction Overview (Cont.)

Payment Priority:	On each Distribution Date, the Available Distribution Amount will be distributed as follows: 1. From the interest portion of the Available Distribution Amount, to pay interest on the Class A Certificates, pro rata, including any Interest Carry Forward Amount from a prior Distribution Date, and then to pay interest to the Mezzanine Certificates sequentially excluding any Interest Carry Forward Amount from a prior Distribution Date. 2. From the principal portion of the Available Distribution Amount, to pay principal on the Class A Certificates, other than the Class A-IO Certificates, in accordance with the principal payment provisions described in "Senior Principal Distribution Amount". 3. From the principal portion of the Available Distribution Amount, to pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described in "Class M Principal Distribution Amount". 4. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the certificate principal balance of the Certificates to the extent necessary to maintain the Required Overcollateralization Amount. 5. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates. 6. From excess interest, if any, to pay the applicable Net WAC Rate Carryover Amount on the Class A Certificates and the Mezzanine Certificates. 7. To pay any remaining amount to the non-offered subordinate certificates in accordance with the Pooling and Servicing Agreement.
ERISA:	All of the Offered Certificates are expected to be ERISA-eligible.
SMMEA Eligibility:	The Class A Certificates and the Class M-1 Certificates will be "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984.
Taxation – REMIC:	One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

Sensitivity Table
To 10% Call

		80% PPC	100% PPC	120% PPC	150% PPC	200% PPC
AF1 (@par)	Yield	2.069	2.069	2.069	2.069	2.069
	Avg Life	1.26	1.05	0.90	0.75	0.59
	Modified Duration	1.23	1.02	0.88	0.73	0.58
	First Payment Date	Dec-03	Dec-03	Dec-03	Dec-03	Dec-03
	Last Payment Date	May-06	Nov-05	Jul-05	Apr-05	Dec-04
AF2 (@par)	Yield	3.520	3.500	3.481	3.452	3.405
	Avg Life	2.93	2.38	2.00	1.62	1.22
	Modified Duration	2.74	2.24	1.90	1.54	1.18
	First Payment Date	May-06	Nov-05	Jul-05	Apr-05	Dec-04
	Last Payment Date	Apr-07	Aug-06	Mar-06	Sep-05	Apr-05
AF3 (@par)	Yield	4.199	4.182	4.165	4.139	4.097
	Avg Life	4.62	3.65	3.00	2.35	1.75
	Modified Duration	4.11	3.31	2.76	2.20	1.65
	First Payment Date	Apr-07	Aug-06	Mar-06	Sep-05	Apr-05
	Last Payment Date	Jan-10	Aug-08	Oct-07	Oct-06	Jan-06
AF4 (@par)	Yield	5.519	5.504	5.487	5.463	5.415
	Avg Life	8.71	6.45	5.00	3.77	2.54
	Modified Duration	6.70	5.27	4.25	3.32	2.31
	First Payment Date	Jan-10	Aug-08	Oct-07	Oct-06	Jan-06
	Last Payment Date	Oct-15	Apr-13	Jun-10	Sep-08	Nov-06
AF5 (@par)	Yield	6.180	6.172	6.163	6.144	6.109
	Avg Life	12.08	9.81	7.98	5.92	3.95
	Modified Duration	8.31	7.18	6.14	4.82	3.41
	First Payment Date	Oct-15	Apr-13	Jun-10	Sep-08	Nov-06
	Last Payment Date	Dec-15	Sep-13	Jan-12	Apr-10	Jul-08
AF6 (@par)	Yield	5.358	5.355	5.352	5.344	5.328
	Avg Life	7.22	6.75	6.35	5.59	4.46
	Modified Duration	5.77	5.48	5.21	4.69	3.87
	First Payment Date	Dec-06	Dec-06	Dec-06	Jan-07	Feb-07
	Last Payment Date	Dec-15	Sep-13	Jan-12	Apr-10	Jul-08
M1 (@par)	Yield	6.161	6.149	6.137	6.120	6.100
	Avg Life	8.04	6.50	5.44	4.44	3.65
	Modified Duration	6.03	5.11	4.42	3.75	3.18
	First Payment Date	Oct-07	Jan-07	Dec-06	Dec-06	Jan-07
	Last Payment Date	Dec-15	Sep-13	Jan-12	Apr-10	Jul-08
M2 (@par)	Yield	6.161	6.149	6.137	6.120	6.099
	Avg Life	8.04	6.50	5.44	4.43	3.60
	Modified Duration	6.03	5.11	4.42	3.73	3.13
	First Payment Date	Oct-07	Jan-07	Dec-06	Dec-06	Dec-06
	Last Payment Date	Dec-15	Sep-13	Jan-12	Apr-10	Jul-08
M3 (@par)	Yield	6.161	6.149	6.137	6.120	6.098
	Avg Life	8.04	6.50	5.44	4.43	3.57
	Modified Duration	6.03	5.11	4.42	3.73	3.11
	First Payment Date	Oct-07	Jan-07	Dec-06	Dec-06	Dec-06
	Last Payment Date	Dec-15	Sep-13	Jan-12	Apr-10	Jul-08

Sensitivity Table
To Maturity

		80% PPC	100% PPC	120% PPC	150% PPC	200% PPC
AF1 (@par)	Yield	2.069	2.069	2.069	2.069	2.069
	Avg Life	1.26	1.05	0.90	0.75	0.59
	Modified Duration	1.23	1.02	0.88	0.73	0.58
	First Payment Date	Dec-03	Dec-03	Dec-03	Dec-03	Dec-03
	Last Payment Date	May-06	Nov-05	Jul-05	Apr-05	Dec-04
AF2 (@par)	Yield	3.520	3.500	3.481	3.452	3.405
	Avg Life	2.93	2.38	2.00	1.62	1.22
	Modified Duration	2.74	2.24	1.90	1.54	1.18
	First Payment Date	May-06	Nov-05	Jul-05	Apr-05	Dec-04
	Last Payment Date	Apr-07	Aug-06	Mar-06	Sep-05	Apr-05
AF3 (@par)	Yield	4.199	4.182	4.165	4.139	4.097
	Avg Life	4.62	3.65	3.00	2.35	1.75
	Modified Duration	4.11	3.31	2.76	2.20	1.65
	First Payment Date	Apr-07	Aug-06	Mar-06	Sep-05	Apr-05
	Last Payment Date	Jan-10	Aug-08	Oct-07	Oct-06	Jan-06
AF4 (@par)	Yield	5.519	5.504	5.487	5.463	5.415
	Avg Life	8.71	6.45	5.00	3.77	2.54
	Modified Duration	6.70	5.27	4.25	3.32	2.31
	First Payment Date	Jan-10	Aug-08	Oct-07	Oct-06	Jan-06
	Last Payment Date	Oct-15	Apr-13	Jun-10	Sep-08	Nov-06
AF5 (@par)	Yield	6.261	6.266	6.266	6.240	6.117
	Avg Life	15.70	12.94	10.60	7.53	4.01
	Modified Duration	9.72	8.60	7.48	5.75	3.45
	First Payment Date	Oct-15	Apr-13	Jun-10	Sep-08	Nov-06
	Last Payment Date	Oct-28	Apr-25	Mar-22	Aug-18	Jul-09
AF6 (@par)	Yield	5.360	5.359	5.362	5.390	5.448
	Avg Life	7.25	6.83	6.51	6.19	5.83
	Modified Duration	5.79	5.52	5.31	5.09	4.84
	First Payment Date	Dec-06	Dec-06	Dec-06	Jan-07	Feb-07
	Last Payment Date	Jun-28	Jan-25	Dec-21	Jul-18	Aug-14
M1 (@par)	Yield	6.190	6.184	6.177	6.165	6.145
	Avg Life	8.86	7.22	6.06	4.95	4.01
	Modified Duration	6.35	5.44	4.75	4.05	3.42
	First Payment Date	Oct-07	Jan-07	Dec-06	Dec-06	Jan-07
	Last Payment Date	Dec-28	Jun-25	Apr-22	Aug-18	Sep-14
M2 (@par)	Yield	6.190	6.184	6.177	6.165	6.144
	Avg Life	8.86	7.22	6.06	4.94	3.96
	Modified Duration	6.35	5.44	4.75	4.03	3.37
	First Payment Date	Oct-07	Jan-07	Dec-06	Dec-06	Dec-06
	Last Payment Date	Jan-29	Aug-25	Jun-22	Sep-18	Oct-14
M3 (@par)	Yield	6.190	6.184	6.177	6.165	6.144
	Avg Life	8.86	7.22	6.06	4.94	3.94
	Modified Duration	6.35	5.44	4.75	4.03	3.36
	First Payment Date	Oct-07	Jan-07	Dec-06	Dec-06	Dec-06
	Last Payment Date	Feb-29	Aug-25	Jun-22	Sep-18	Oct-14

Class A-IO Yield Table (To 10% Call)

Given : Price		68% CPR	69% CPR	70% CPR	71% CPR	72% CPR
4.9358	Yield	3.5000	3.5000	2.3590	2.3590	-0.0214

Net WAC Schedule (To 10% Call)

Period	Date	Net WAC Cap (%)	Period	Date	Net WAC Cap (%)
1	12/25/2003	6.30	50	1/25/2008	6.87
2	1/25/2004	6.29	51	2/25/2008	6.87
3	2/25/2004	6.28	52	3/25/2008	6.87
4	3/25/2004	6.28	53	4/25/2008	6.87
5	4/25/2004	6.27	54	5/25/2008	6.87
6	5/25/2004	6.26	55	6/25/2008	6.87
7	6/25/2004	6.37	56	7/25/2008	6.87
8	7/25/2004	6.36	57	8/25/2008	6.87
9	8/25/2004	6.35	58	9/25/2008	6.87
10	9/25/2004	6.34	59	10/25/2008	6.87
11	10/25/2004	6.44	60	11/25/2008	6.87
12	11/25/2004	6.43	61	12/25/2008	6.87
13	12/25/2004	6.53	62	1/25/2009	6.87
14	1/25/2005	6.52	63	2/25/2009	6.87
15	2/25/2005	6.52	64	3/25/2009	6.87
16	3/25/2005	6.63	65	4/25/2009	6.87
17	4/25/2005	6.62	66	5/25/2009	6.87
18	5/25/2005	6.62	67	6/25/2009	6.87
19	6/25/2005	6.61	68	7/25/2009	6.87
20	7/25/2005	6.60	69	8/25/2009	6.87
21	8/25/2005	6.60	70	9/25/2009	6.87
22	9/25/2005	6.65	71	10/25/2009	6.87
23	10/25/2005	6.64	72	11/25/2009	6.87
24	11/25/2005	6.75	73	12/25/2009	6.88
25	12/25/2005	6.86	74	1/25/2010	6.88
26	1/25/2006	6.86	75	2/25/2010	6.88
27	2/25/2006	6.86	76	3/25/2010	6.88
28	3/25/2006	6.86	77	4/25/2010	6.88
29	4/25/2006	6.87	78	5/25/2010	6.88
30	5/25/2006	6.87	79	6/25/2010	6.88
31	6/25/2006	6.87	80	7/25/2010	6.88
32	7/25/2006	6.87	81	8/25/2010	6.88
33	8/25/2006	6.87	82	9/25/2010	6.88
34	9/25/2006	6.87	83	10/25/2010	6.88
35	10/25/2006	6.87	84	11/25/2010	6.88
36	11/25/2006	6.87	85	12/25/2010	6.88
37	12/25/2006	6.87	86	1/25/2011	6.88
38	1/25/2007	6.87	87	2/25/2011	6.88
39	2/25/2007	6.87	88	3/25/2011	6.88
40	3/25/2007	6.87	89	4/25/2011	6.88
41	4/25/2007	6.87	90	5/25/2011	6.88
42	5/25/2007	6.87	91	6/25/2011	6.88
43	6/25/2007	6.87	92	7/25/2011	6.88
44	7/25/2007	6.87	93	8/25/2011	6.88
45	8/25/2007	6.87	94	9/25/2011	6.88
46	9/25/2007	6.87	95	10/25/2011	6.88
47	10/25/2007	6.87	96	11/25/2011	6.88
48	11/25/2007	6.87	97	12/25/2011	6.88
49	12/25/2007	6.87	98	1/25/2012	6.88

DESCRIPTION OF THE COLLATERAL

SUMMARY

Number of Mortgage Loans:	1,249	W.A. Effective LTV:	67.63%
Aggregate Principal Balance:	$224,967,757	Range:	13.82% - 80.00%
Conforming Principal Balance:	$174,997,076		
		First Liens:	100.00%
Average Principal Balance:	$180,118		
Range:	$30,970 – 995,592	Non-Balloon Loans:	90.78%
W.A. Coupon:	7.135%	W.A. FICO Score(1):	682
Range:	4.375% - 9.375%		
		Property Type:	
W.A. Remaining Term (months):	331 months	Single Family:	55%
Range:	173 – 358 months	PUD:	21%
		2-4 Family:	19%
W.A. Seasoning: (months)	3 months	Condo:	6%
Latest Maturity Date:	September 1, 2033		
		Occupancy Status:	
State Concentration (>5%):		Primary:	87%
Florida:	15%	Investment:	11%
New York	12%	Second Home:	2%
California	9%		
New Jersey	8%	Documentation Status:	
Illinois	7%	Full/Alt:	7%
Georgia	6%	Stated Income:	45%
Arizona	6%	No Documentation	48%
W.A. Original LTV:	83.57%	W.A. Prepayment Penalty – Term:	38 months
Range:	13.82% - 100.00%	Loans with Prepay Penalties:	67.91%
		Loans with Mortgage Insurance:	53.35%

(1) For loans that were scored

DESCRIPTION OF THE COLLATERAL

Product Type

Product Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed - 15 Year	78	$11,594,016	5.15%
Fixed - 20 Year	4	584,347	0.26
Fixed - 30 Year	1,014	181,650,222	80.75
Balloon - 15/30	105	20,735,300	9.22
Fixed - 30 Year - 10 Year IO	48	10,403,872	4.62
Total:	**1,249**	**$224,967,757**	**100.00%**

Principal Balances at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	53	$2,207,790	0.98%
50,000.01 - 100,000.00	294	23,013,014	10.20
100,000.01 - 150,000.00	328	41,147,082	18.23
150,000.01 - 200,000.00	202	34,212,424	15.16
200,000.01 - 250,000.00	111	24,911,824	11.04
250,000.01 - 300,000.00	70	19,058,535	8.45
300,000.01 - 350,000.00	66	21,092,863	9.35
350,000.01 - 400,000.00	49	18,446,752	8.17
400,000.01 - 450,000.00	21	9,003,650	3.99
450,000.01 - 500,000.00	19	9,048,600	4.01
500,000.01 - 550,000.00	6	3,207,150	1.42
550,000.01 - 600,000.00	11	6,312,500	2.80
600,000.01 - 650,000.00	7	4,373,250	1.94
650,000.01 - 700,000.00	2	1,342,500	0.59
700,000.01 - 750,000.00	2	1,475,000	0.65
750,000.01 - 800,000.00	4	3,154,000	1.40
800,000.01 - 850,000.00	1	820,000	0.36
900,000.01 - 950,000.00	2	1,849,500	0.82
950,000.01 - 1,000,000.00	1	1,000,000	0.44
Total:	**1,249**	**$225,676,434**	**100.00%**

DESCRIPTION OF THE COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	53	$2,199,027	0.98%
50,000.01 - 100,000.00	295	23,036,728	10.24
100,000.01 - 150,000.00	328	41,055,450	18.25
150,000.01 - 200,000.00	201	33,962,791	15.10
200,000.01 - 250,000.00	111	24,842,062	11.04
250,000.01 - 300,000.00	70	19,006,801	8.45
300,000.01 - 350,000.00	66	21,034,580	9.35
350,000.01 - 400,000.00	49	18,399,678	8.18
400,000.01 - 450,000.00	21	8,968,279	3.99
450,000.01 - 500,000.00	19	9,027,998	4.01
500,000.01 - 550,000.00	6	3,192,869	1.42
550,000.01 - 600,000.00	11	6,287,332	2.79
600,000.01 - 650,000.00	7	4,353,720	1.94
650,000.01 - 700,000.00	2	1,339,220	0.60
700,000.01 - 750,000.00	2	1,461,974	0.65
750,000.01 - 800,000.00	4	3,142,412	1.40
800,000.01 - 850,000.00	1	817,367	0.36
900,000.01 - 950,000.00	2	1,843,880	0.82
950,000.01 - 1,000,000.00	1	995,592	0.44
Total:	**1,249**	**$224,967,757**	**100.00%**

Original Loan-to-Value Ratio

Original Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 50.00	33	$6,047,835	2.69%
50.01 - 55.00	19	3,193,677	1.42
55.01 - 60.00	16	3,045,320	1.35
60.01 - 65.00	24	4,210,560	1.87
65.01 - 70.00	61	12,384,371	5.50
70.01 - 75.00	90	18,828,411	8.37
75.01 - 80.00	319	57,277,288	25.46
80.01 - 85.00	50	8,635,335	3.84
85.01 - 90.00	186	33,479,216	14.88
90.01 - 95.00	415	72,725,889	32.33
95.01 - 100.00	36	5,139,855	2.28
Total:	**1,249**	**$224,967,757**	**100.00%**

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.000 - 4.499	1	$414,333	0.18%
4.500 - 4.999	3	980,814	0.44
5.000 - 5.499	30	7,914,319	3.52
5.500 - 5.999	79	18,939,270	8.42
6.000 - 6.499	116	22,603,754	10.05
6.500 - 6.999	221	36,917,405	16.41
7.000 - 7.499	261	41,231,545	18.33
7.500 - 7.999	311	52,803,009	23.47
8.000 - 8.499	160	30,380,783	13.50
8.500 - 8.999	52	10,061,681	4.47
9.000 - 9.499	15	2,720,844	1.21
Total:	**1,249**	**$224,967,757**	**100.00%**

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Available	6	$506,082	0.22%
575 - 599	11	1,961,836	0.87
600 - 624	69	13,622,884	6.06
625 - 649	264	46,647,684	20.74
650 - 674	271	46,594,794	20.71
675 - 699	247	45,053,270	20.03
700 - 724	160	27,877,898	12.39
725 - 749	115	21,645,935	9.62
750 - 774	77	14,704,176	6.54
775 - 799	23	5,475,314	2.43
800 >=	6	877,884	0.39
Total:	**1,249**	**$224,967,757**	**100.00%**

DESCRIPTION OF THE COLLATERAL

Geographic Distribution

State	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Florida	230	$33,674,299	14.97%
New York	105	26,548,002	11.80
California	63	19,823,580	8.81
New Jersey	68	17,940,129	7.97
Illinois	83	15,576,390	6.92
Georgia	88	13,398,776	5.96
Arizona	74	12,479,924	5.55
Texas	84	10,520,994	4.68
Virginia	30	7,314,061	3.25
Nevada	31	6,527,321	2.90
Pennsylvania	31	5,027,036	2.23
South Carolina	31	4,861,653	2.16
Massachusetts	18	4,516,948	2.01
Washington	19	4,510,566	2.00
North Carolina	31	4,451,680	1.98
Maryland	17	4,167,317	1.85
Minnesota	19	3,894,386	1.73
Michigan	29	3,836,073	1.71
Connecticut	18	3,593,363	1.60
Ohio	44	3,565,020	1.58
Colorado	16	2,840,861	1.26
Oregon	13	1,870,202	0.83
Tennessee	16	1,828,857	0.81
Utah	9	1,739,965	0.77
Rhode Island	10	1,562,683	0.69
Indiana	14	1,277,625	0.57
District of Columbia	4	1,226,537	0.55
Alabama	9	1,204,068	0.54
Kentucky	6	736,019	0.33
Missouri	8	709,463	0.32
Louisiana	4	616,399	0.27
Kansas	3	460,804	0.20
Delaware	2	457,415	0.20
New Hampshire	2	419,443	0.19
New Mexico	5	376,082	0.17
Iowa	3	328,934	0.15
Nebraska	2	276,043	0.12
West Virginia	2	226,444	0.10
Mississippi	2	141,945	0.06
Idaho	1	118,716	0.05
Wisconsin	1	118,021	0.05
Oklahoma	2	95,788	0.04
Montana	1	63,667	0.03
Arkansas	1	44,258	0.02
Total:	**1,249**	**$224,967,757**	**100.00%**

DESCRIPTION OF THE COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	1,030	$195,840,122	87.05%
Investment	194	24,937,359	11.08
Second Home	25	4,190,276	1.86
Total:	**1,249**	**$224,967,757**	**100.00%**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
No Documentation	628	$108,144,450	48.07%
Stated Income Documentation	522	100,757,785	44.79
Full/Alt	99	16,065,522	7.14
Total:	**1,249**	**$224,967,757**	**100.00%**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Purchase	764	$137,438,284	61.09%
Refinance - Cashout	366	64,337,147	28.60
Refinance - Rate Term	119	23,192,326	10.31
Total:	**1,249**	**$224,967,757**	**100.00%**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	742	$123,178,899	54.75%
PUD	238	47,134,168	20.95
2-4 Family	174	41,784,079	18.57
Condo	95	12,870,611	5.72
Total:	**1,249**	**$224,967,757**	**100.00%**

DESCRIPTION OF THE COLLATERAL

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	382	$72,194,852	32.09%
12	208	45,662,442	20.30
24	55	10,650,753	4.73
30	1	572,224	0.25
36	224	33,167,946	14.74
60	379	62,719,541	27.88
Total:	**1,249**	**$224,967,757**	**100.00%**

Appendix – Profile of Originators

First National Bank of Nevada:

First National Bank of Nevada ("Company") is a national banking association engaged in the business of originating, purchasing and selling, on a whole loan basis for cash, non-conforming and, to a lesser extent, conforming, residential mortgage loans secured by one-to-four family residences. The Company currently sells all of its mortgage loans to institutional purchasers such as investment banks, real estate investment trusts and other large mortgage bankers for cash through whole loan sales.

The banking professionals are lead by Ray Lamb, Chairman and Chief Executive Officer. Mr. Lamb has over 30 years of banking and mortgage experience, including previous ownership in several banks in Arizona, New Mexico, North Dakota, Minnesota and Nebraska. First National Bank of Nevada was purchased by Mr. Lamb in September,1998. First National Bank of Nevada has ten branches in Las Vegas, Carson City and Reno, as well as an exclusive for the Super Walmart banking branches in the state of Nevada. The bank has $663 million in assets and a net worth of $61.6 million as of June 30, 2003.

To further expand his banking enterprise, Mr. Lamb founded the First Bank of Arizona in July, 1999. First Bank of Arizona has offices in Scottsdale and Phoenix and on January 31, 2001 acquired Rocky Mountain Bank, a $120 million bank with branches in Chandler and Tempe, as well as banking branches in seven Super Walmart stores. The combined entity in Arizona changed their name to First National Bank of Arizona ("FNBA") on June 1, 2001 and has 19 branches, including eleven in-store Walmart branches. FNBA currently has $811.7 million in assets and a net worth of $66.1 million as of December 31, 2001. Mr. Lamb owns 100% of the shares of both First National Bank of Nevada, as well as, First National Bank of Arizona.

Both First National Bank of Nevada and First National Bank of Arizona are part of the First National Bank Holding Company. Both banks operate under separate charters, however, many of their functions are shared between both banks. In order to avoid duplication of expenses, the banks' share the check processing operations, MIS, HR, ALCO, accounting, credit risk management, and loan servicing divisions. In particular, the management for the mortgage banking divisions work for both banks. Each bank originates and funds their own loans using their respective bank's funding sources. However, all loan sales are administrated through the First National Bank of Nevada. Therefore, if a loan closes in the name of First National Bank of Arizona, the Note is endorsed and an assignment is recorded to transfer the sale to First National Bank of Nevada. All of the contracts, along with the representations and warranties, are executed in the name of First National Bank of Nevada.

First National Bank of Nevada and their sister company First National Bank of Arizona originate residential mortgage loans for conforming A, Alt A and sub-prime credit borrowers in 48 states through a national network of 3,000 brokers and 150 correspondents. Loans are offered on single-family residential properties, condos and one-to-four units.

First National Bank of Nevada operates within a national origination network through wholesale and correspondent branches and satellite offices as well as retail offices. Mortgage loan fundings for 2002 totaled more than $3.2 billion. Loan fundings are $2.5 billion as of July 31st.

Appendix – Profile of Originators (continued)

Homestar Mortgage Services, LLC :

Homestar, a Delaware limited liability company, is a wholesale and retail mortgage finance company for the residential mortgage market engaged in the business of originating and selling mortgage loans secured by one- to four-family residences. The predecessor of Homestar, FJB Associates, LLC, was formed in Delaware in September 1998. In July 2000, FJB Associates, LLC amended its name to Northern Star Capital, LLC which in turn amended its name to Homestar Mortgage Services, LLC in May 2001. Homestar began mortgage business operations in June of 1999. Homestar's primary lending activity is funding loans to enable mortgagors to purchase or refinance residential real property, which loans are secured by first or second liens on the related real property. Homestar's single-family real estate loans consists of conventional mortgage loans, non-prime credit mortgage loans and loans which are insured by the Federal Housing Administration or partially guaranteed by the U.S. Department of Veterans Affairs. Across all product types, Homestar derives approximately 55% of its volume from wholesale product origination and 45% from retail product origination. Homestar purchases loans from its affiliate, SouthStar Funding, LLC, of which it owns approximately 50%. On a consolidated basis, the loans are generally referred to as "Homestar" collateral, as Homestar's senior management has a controlling voting interest in SouthStar and provides all administrative and corporate services (i.e. personnel, legal, accounting, etc.) to SouthStar. SouthStar's single-family real estate loans are predominately conventional, interest only ARM's and non-prime. The non-prime loans are originated primarily on a wholesale basis by purchasing loans from mortgage brokers, as well as, mortgage bankers, banks and thrifts who are unable to process their agency conforming fallout in a timely and efficient manner. SouthStar emphasizes customer service and quick turnaround of all loan submissions as a way to grow their market share. While almost all of SouthStar's production is wholesale, they also originate loans directly to retail customers through their Capital Home Mortgage subsidiary.

Headquartered in Paramus, NJ, Homestar is run by Peter Norden, President and CEO. Mr. Norden is a 20+ year veteran of the mortgage industry, who sold his last mortgage company, First Town Mortgage Corp., to Chase Manhattan Mortgage Corp. in early 1999. Mr. Norden, rather than remaining in a senior executive position at Chase, decided to focus his efforts on his mortgage services and non-prime origination business, which was the predecessor of Homestar. Homestar, through its SouthStar affiliate, initially focused on sub-prime origination and over time grew into a full service mortgage company with operations in 11 states and approximately 1,000 employees. Homestar has been exposed to the capital markets primarily through its interest only ARM loans, which were originated by SouthStar and sold to various Wall Street dealers for inclusion in their mortgage backed securities program. Additionally, Homestar is developing an "Alt A" product, which they are currently selling on a whole loan basis, but they plan on securitizing off a proprietary shelf they recently registered.

In 2002, Homestar originated approximately $4.5 billion of mortgage loans of which, approximately $249 million (5.53%) were Alt-A mortgage originations. In the first seven months of 2003, Homestar originated approximately $3.9 billion, of which approximately $325 million (8.33%) were Alt-A originations.

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